

Benjamin Sawyer
Head of Corporate Actions

New York Stock Exchange
11 Wall Street, 14th Floor
New York, NY 10005
T +1 212 656 5614
Benjamin.Sawyer@theice.com

December 15, 2017

Chief, Information Technology
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE MS 3040
Washington, DC 20549

To whom it may concern:

The New York Stock Exchange certifies its approval for listing and registration of the Class M Depositary Shares, each of which represents a one-one thousandth fractional interest in a share of 5.25% Class M Cumulative Redeemable Preferred Stock, liquidation preference $25,000.00 per share, of the Registrant of KIMCO REALTY CORPORATION under the Exchange Act of 1934.

Sincerely,

An Intercontinental Exchange Company